GREENBERG TRAURIG, LLP

MetLife Building

200 Park Avenue, 15th Floor

New York, New York 10166

Spencer G. Feldman

212-801-9221

E-mail: feldmans@gtlaw.com

June 12, 2007

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:

David H. Roberts, Esq. (Mail Stop 4561)

Division of Corporation Finance

Re:

Protocall Technologies Incorporated

Registration Statement on Form SB-2 (No. 333-140639)

Gentlemen:

On behalf of Protocall Technologies Incorporated, we enclose Protocall’s request for acceleration of the above-referenced Registration Statement to 9:30 a.m., New York City time, on Thursday, June 14, 2007, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letter to Protocall dated April 11, 2007.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,
/s/Spencer G. Feldman
Spencer G. Feldman

cc:

Mr. Bruce Newman

PROTOCALL TECHNOLOGIES INCORPORATED

47 Mall Drive

Commack, New York 11725-5717

June 12, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561
Attention: David H. Roberts, Esq. (Mail Stop 4561)
Division of Corporation Finance

Re:

Protocall Technologies Incorporated

Registration Statement on Form SB-2 (No. 333-140639)

Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Protocall Technologies Incorporated hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 9:30 a.m., New York City time, on Thursday, June 14, 2007, or as soon as possible thereafter.

In connection with Protocall’s request for acceleration of the effective date of the Registration Statement, Protocall acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Protocall from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Protocall may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
PROTOCALL TECHNOLOGIES INCORPORATED
By: /s/ Bruce Newman
Bruce Newman
Chief Executive Officer